

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2021

Ching Jaw
Senior Vice President, Chief Financial Officer
Cytokinetics, Incorporated
280 East Grand Avenue
South San Francisco, CA 94080

> **Re: Cytokinetics, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 000-50633**

Dear Mr. Jaw:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Note 3. Research and Development Arrangements, page 92

1.   We note that you entered into a series of transactions with RTW Royalty Holdings Designated Activity Company and Ji Xing, which include a licensing and collaboration arrangement, the sale of your common stock, and your interest in future royalties on net sales of products containing the compound mavacamten. Please tell us and explain in more detail how you determined the total consideration to be $160 million related to these arrangements and how you allocated the consideration to each unit of accounting for these arrangements under ASC 820 and ASC 606.

2.   We further note that under the license and collaboration arrangement you concluded that there was one performance obligation relating to the license of functional intellectual property, you satisfied this obligation, and recognized $36.5 million in revenue during fiscal 2020. Please explain to us in more detail how you determined that there was one performance obligation under this arrangement under ASC 606 and that you satisfied the obligation to recognize this revenue up-front.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences